UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

(Amendment No.     )

Charys Holding Company, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

161420104 (CUSIP Number)

December 31, 2005

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NUMBER 161420104

1.	Name of Reporting Persons I.R.S. Identification Nos. Of Persons (Entities Only) Greater Bay Bancorp
2.	Check the Appropriate Box if a Member of a Group (see Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned By Each Reporting Person With:	5. Sole Voting Power 862,069 (See Items 2 and 4) pursuant to terms of a warrant
6. Shared Voting Power 0
7. Sole Dispositive Power 862,069 (See Items 2 and 4) pursuant to the terms of a warrant
8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 862,069 (See Items 2 and 4) pursuant to the terms of a warrant
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 8.3%
12.	Type of Reporting Person (see Instructions) CO

Item 1	(a)	Name of Issuer: Charys Holding Company, Inc.

Item 1	(b)	Address of Issuer’s principal executive offices: 1117 Perimeter Center West, Suite N415 Atlanta, Georgia 30338

Item 2.		This Schedule 13G is filed on behalf of Greater Bay Bancorp, a California corporation.

Item 2	(a)	Name of person filing: Greater Bay Bancorp

Item 2	(b)	Address of principal business office or, if none, residence: 1900 University Avenue, 6th Floor, East Palo Alto, CA 94303

Item 2	(c)	Citizenship: Greater Bay Bancorp United States

Item 2	(d)	Title of class of securities: Common Stock

Item 2	(e)	CUSIP No.: 161420104

Item 3.	If this statement is filed pursuant to §240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the act (15 U.S.C. 78o).

	(b)	☒	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).*

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(e);

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(f);

	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(ii)(g);

	(h)	☐	A savings association as defined in section 3(b) of the federal deposit insurance act (12 u.s.c. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the investment company act of 1940 (15 u.s.c. 80a-3);

	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

*	Warrant was originally acquired by Greater Bay Bank, N.A. in the course of ordinary business and then transferred up to its holding company, Greater Bay Bancorp.

Item 4.	Ownership. Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Greater Bay Bancorp

	A.	Amount Beneficially owned: 862,069 shares of Common Stock which may be acquired upon exercise of warrant.

	B.	Percent of Class: 8.3%*

	C.	Number of shares beneficially owned to which such person has:

		1.	sole voting power: 862,069

		2.	shared voting power: 0

		3.	sole dispositive power: 862,069

		4.	shared dispositive power: 0

		*	Shares of common stock issuable upon exercise of warrants are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage for any other person.

Item 5.	Ownership of Five Percent or Less of a Class. Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person. Not Applicable.

Item 8.	Identification and Classification of Members of the Group. Not Applicable.

Item 9.	Notice of Dissolution of Group. Not Applicable.

Item 10.	Certifications. Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 6, 2006

Greater Bay Bancorp

By:	/s/ James S. Westfall
Name:	James S. Westfall
Title:	Executive Vice President and Chief Financial Officer

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